UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)   ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Eurotunnel SA (Name of Subject Company)

Not Applicable (Translation of Subject Company’s Name into English (if applicable))

France (Jurisdiction of Subject Company’s Incorporation or Organization)

Groupe Eurotunnel SA (Name of Person(s) Furnishing Form)

Eurotunnel Units, Each comprising one share of Eurotunnel SA and one share of Eurotunnel P.L.C. (Title of Class of Subject Securities)

ISIN FR0000125379 ISIN GB0003168936 (CUSIP Number of Class of Securities (if applicable))

Séverine Garnham
UK Terminal
Ashford Road
Folkestone
Kent CT18 8XX
United Kingdom
Telephone: + 44 (0) 1303 28 87 19
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to: Sarah C. Murphy Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS United Kingdom Telephone: +44 (0) 20 7936 4000

April 5, 2007 (Publication of Offer Document) April 10, 2007 (Offer Opening Date) (Date Tender Offer /Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1

Offer Document, dated April 5, 2007, setting forth the terms and conditions of the offer (the “Offer”) by Groupe Eurotunnel SA to acquire the Eurotunnel units each comprising one share of Eurotunnel SA and one share of Eurotunnel P.L.C. (the “Units”)

99.2	Form of Acceptance for the Offer
99.3

Securities Note, dated April 5, 2007, relating to the issue by Groupe Eurotunnel SA and the admission to trading on Eurolist by Euronext™ of ordinary shares of Groupe Eurotunnel SA; the issue by Eurotunnel Group UK plc and the admission to trading on Eurolist by Euronext™ of notes redeemable in ordinary shares of Groupe Eurotunnel SA; and the issue by Groupe Eurotunnel SA and the admission to trading on Eurolist by Euronext™ of warrants to subscribe for ordinary shares of Groupe Eurotunnel SA

99.4	Registration Document, dated March 21, 2007, relating to Groupe Eurotunnel SA and Eurotunnel Group UK plc

Item 2. Informational Legends

The Offer will be for the securities of French and UK companies and is subject to French and UK disclosure requirements, which are different from those of the United States. The financial information included in this document and the Prospectus has been prepared in accordance with accounting standards applicable in France and in the United Kingdom and thus may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the

United States pursuant to applicable U.S. tender offer rules and otherwise in accordance with the requirements of the AMF General Regulations and the UK City Code on Takeovers and Mergers (subject as referred to in the Offer Document). Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and law.

It may be difficult for U.S. holders of Units to enforce their rights and any claim arising out of the U.S. federal securities laws, since Groupe Eurotunnel SA, Eurotunnel SA and Eurotunnel P.L.C. are located in non-U.S. jurisdictions, and some or all of their officers and directors may be residents of non-U.S. jurisdictions. U.S. holders of Units may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.5

Safeguard Plan sent to the creditors of Eurotunnel on 31 October 2006, together with the addendum dated 24 November 2006, and approved by creditors’ committees of Eurotunnel on 27 November 2006, by the noteholders on 14 December 2006 and by the Commercial Court of Paris on 15 January 2007

99.6	By-laws of Groupe Eurotunnel SA
99.7	By-laws of Eurotunnel SA
99.8	Memorandum and articles of association of Eurotunnel P.L.C.
99.9	Letter of consent, dated April 3, 2007, from Lazard Frères Banque
99.10	Letter of consent, dated March 23, 2007, from IXIS Corporate & Investment Bank
99.11	Letter of consent, dated April 3, 2007, from Houlihan Lokey Howard & Zukin (Europe) Limited
99.12	Letter of consent, dated April 3, 2007, Lehman Brothers International (Europe)
99.13

Term Loan, dated March 20, 2007, between Groupe Eurotunnel SA, Eurotunnel SA, Eurotunnel P.L.C., France Manche SA, the Channel Tunnel Group Limited and certain subsidiaries of Groupe Eurotunnel SA in their capacity as guarantors and Goldman Sachs International, Goldman Sachs Credit Partners L.P. and Deutsche Bank AG (London Branch)

99.14

NRS Relationship Agreement, dated March 20, 2007, between Groupe Eurotunnel SA and Eurotunnel Group UK plc relating to the issue of the notes redeemable in Groupe Eurotunnel SA Ordinary Shares to be issued by Eurotunnel Group UK plc pursuant to the Safeguard Plan

99.15	Letter, dated April 2, 2007, from the Eurotunnel Employee Investment Fund containing its intention to accept the Offer in respect of its Units
99.16	CDI corporate nominee agreement between Groupe Eurotunnel SA and Computershare Investor Services PLC(1)
99.17	Computershare Investor Services PLC terms and conditions of the CDI corporate nominee account for holders of CDIs in respect of the Groupe Eurotunnel SA Ordinary Shares and Warrants

(1) To be filed by amendment

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Groupe Eurotunnel SA with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on April 6, 2007.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jacques Gounon
(Signature)
Jacques Gounon

Chairman and Chief Executive Officer of Groupe Eurotunnel SA
(Name and Title)

April 6, 2007
(Date)